SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at January 15, 2004

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 15, 2004
* Print the name and title of the signing officer under his signature.
_____________________________________

Taseko Mines Limited

Ste. 1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667- 2114
www.tasekomines.com

TASEKO COMPLETES $4 MILLION FINANCING

January 15, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited (TSX Venture: TKO; OTCBB: TKOCF) announces that Taseko has completed a private placement financing of 6.7 million units in its capital, each unit consisting of one common share and one common share purchase warrant, for gross proceeds of $4 million. The common shares in the units and the shares issuable on exercise of the warrants will be subject to a four month resale restricted period in the principal Canadian jurisdictions. Further details are provided in the Company's News Release of October 31, 2003. This financing brings the current working capital position of the Company, including the Gibraltar Mines Joint Venture to approximately $23.8 million. This amount does not include $17.1 million held in a restricted qualified environment trust intended for reclamation.

Taseko owns substantial copper and gold resources, and is well positioned to take advantage of the improving metal market conditions for copper and gold. Taseko's main assets are the Gibraltar copper mine, and the advanced-stage Prosperity gold-copper and Harmony gold projects. All are located in British Columbia, Canada.
Proceeds of the financing will be used for general working capital purposes and to advance planning toward re-start of the Company's Gibraltar copper mine, located near Williams Lake in south-central B.C. Gibraltar is a fully equipped, 35,000 tonnes per day open pit copper operation that has been maintained on stand-by awaiting higher copper prices. In the interim, Taseko has focused on reclamation and other site activities, as well as developing a number of initiatives to assist with reducing operating costs. The Company also carried out a successful exploration drilling program at the site in 2003. With increasing copper prices over the past year, discussions have commenced with copper concentrate buyers and other contractors to facilitate re-start. Once in production, Gibraltar is expected to produce 80 million pounds of copper and 700,000 pounds of molybdenum annually.

For further details on Taseko Mines Limited please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.